October 18, 2022	99 Bishopsgate
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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kathryn Jacobson

Robert Littlepage

Austin Pattan

Joshua Shainess

Re:	Hub Cyber Security (Israel) Ltd. Registration Statement on Form F-4 Submitted August 24, 2022 File No. 333-267035

Ladies and Gentlemen:

On behalf of Hub Cyber Security (Israel) Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission by the Company on August 24, 2022 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) through EDGAR.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

October 18, 2022

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Registration Statement. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the Amended Registration Statement.

Registration Statement on Form F-4

Cover Page

1.	Given that the parties are unable to make a representation as to the tax consequences of the business combination, provide a prominent discussion of the legal and factual uncertainties associated with the potential tax consequences and highlight that the business combination may be a taxable event for U.S. Holders of RNER Securities.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page.

2.	We note that on March 26, 2021, the Sponsor Group received 4,312,500 shares for an aggregate purchase price of $25,000. Revise your discussion of the organizational transactions and IPO of Mount Rainier Acquisition here and throughout to clearly highlight this transaction and the resulting interests of the Sponsor Group wherever the private placement transactions are discussed.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, and pages xiii, xiv, 10, 62, 82 and 105 to more clearly highlight the purchase of 4,312,500 shares by the Sponsor Group and the resulting interests of the Sponsor Group.

Put and Call Option Agreement, page 4

3.	Provide a summary in plain English of the purpose and effect of the Put and Call Option Agreement. Disclose which parties are the beneficiaries of the agreement and which parties, such as the public stockholders, will be subject to the related risks.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 6, 123 and 124.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 14

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 17.

October 18, 2022

Risk Factors

Hub’s business may be affected by sanctions . . ., page 34

5.	Please identify any import or export control restrictions and sanctions that are currently applicable to your business and describe the impact on the company and investors. Additionally, to provide investors with appropriate context, disclose whether you have in the past identified any suppliers, customers, or business partners that were or are the target of sanctions and describe the course of action taken.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is subject to import, export control restrictions and sanctions of the countries it operates in, including the U.S., the UK, the European Union and Israel. The Company has revised the disclosure on pages 35 to 37 to describe the impact of import, export control restrictions and sanctions on the Company and investors. The Company further advises the Staff that the Company has not yet identified any suppliers, customers, or business partners that were or are the target of sanctions. However, the Company notes that it does not currently have a system to screen its suppliers, customers, or business partners against sanctions-related denied persons lists.

6.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 30.

Background of the Merger, page 83

7.	Supplement the information regarding the various potential acquisition targets considered by RNER to disclose when you ceased discussions with those potential targets to focus solely on HUB Security.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87 to 89.

The Background of RNERs Interactions with HUB Security, page 86

8.	Expand your discussion of the negotiations related to the Put and Call Option Agreement, including each material stage of negotiation, the discussions about the agreement, and which parties proposed the agreement.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92 to 96.

October 18, 2022

Unaudited Projected Financial Information of HUB Security, page 96

9.	Revise to disclose all material assumptions underlying each set of financial projections. Such disclosure should be quantified.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 102.

10.	Provide an explanation for the basis of your projections beyond 2024. Your discussion should include the growth assumptions used to formulate the projections and an explanation of management’s belief as to why such assumptions are reasonable.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 103.

HUB Security’s Business, page 124

11.	Please disclose the revenue generated in each of the geographic markets where you have operations. Additionally, state whether there is any material revenue concentration among certain customers.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 133.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 149

12.	We note your discussion of large enterprise customer headcount and gross retention rate. Please tell us whether these are key performance indicators relied upon by management. Further, disclose how you define large enterprise customer.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that large enterprise customer headcount and gross retention rate are not key performance indicators relied upon by management. As such, the Company has not included these two metrics in the key performance indicator disclosure on page 165. The Company has revised the disclosure on page 158 to include the definition it uses for large enterprise customers.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation

Ownership, page 168

13.	Please update the unaudited pro forma condensed combined balance sheet through June 30, 2022. Additionally, include pro forma Statements of Profit or Loss for the six months then ended. In this regard, we note significant subsequent events reported under Note 29 of HUB’s 2021 financial statements.

Response:        The Company respectfully acknowledges the Staff’s comment and has included the unaudited pro forma condensed combined balance sheet as of June 30, 2022 and pro forma statements of profit or loss for the six months ended June 30, 2022 on pages 181 to 183.

October 18, 2022

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 176

14.	We understand from the second Q&A on page (xi) that the consummation of the Business Combination is conditioned upon, among other things, RNER having an aggregate cash amount of at least $50 million available at Closing from the Trust Account and the PIPE Investors, after payment of business combination agreement fees (the “Minimum Cash Condition”). Please expand footnote (J) to state that the pro forma cash balance of $26 million under the maximum redemption scenario is premised on HUB Security’s waiver of the Minimum Cash Condition.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Minimum Cash Condition discussed in the second Q&A on page (xi) relates to the Aggregate Transaction Proceeds as defined in the Business Combination Agreement (as set out below), rather than to the post-Business Combination consolidated remaining cash balance after payment of business combination agreement fees. Accordingly, the Company believes that no expansion to footnote (J) is required. The Company has revised the disclosure on pages xi and 168 to clarify that the Minimum Cash Condition relates to the gross transaction proceeds.

Section 6.3(d) “Other Conditions to the Obligations of the Company Parties” of the Business Combination Agreement states: “The obligations of the Company Parties to consummate the transactions contemplated hereby are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by the Company (on behalf of itself and Merger Sub) of the following further conditions:

(…)

(d)   the Aggregate Transaction Proceeds shall greater than or equal to $50,000,000;”.

Aggregate Transaction Proceeds is defined in the Business Combination Agreement as “an amount equal to (a) the aggregate cash proceeds available for release to SPAC from the Trust Account in connection with the transactions contemplated hereby (after giving effect to all of the SPAC Stockholder Redemptions) plus (b) the PIPE Financing Amount.”

Contemporaneously with the execution of the Business Combination Agreement, HUB entered into the PIPE Subscription Agreements with the Subscribers, pursuant to which the Subscribers have agreed to subscribe for PIPE Shares for aggregate gross proceeds of approximately $50,000,000 at a purchase price of $10.00 per share in a private placement.

Since the PIPE Financing Amount equals to $50,000,000, the Aggregate Transaction Proceeds will not be less than $50,000,000 regardless of the level of redemption by RNER stockholders. Therefore, the Company believes that the Minimum Cash Condition discussed in the second Q&A on page (xi) will be met under all redemption scenarios, including the maximum redemption scenario.

October 18, 2022

15.	We note that Adjustment (K) reflects the repurchase of 1.3 million HUB security ordinary shares, resulting from the exercise of the put option issued to RNER stockholders based on the probability that the maximum redemption scenario will be considered a taxable transaction to certain shareholders of RNER. However, we further note on page 209, due to the absence of guidance bearing directly on whether the acquisition of a corporation with no active business and only investment-type asset such as RNER can qualify as a “reorganization” under Section 368(a) of the Code, counsel is unable to render an opinion that the Business Combination will qualify as a “reorganization” under Section 368(a) of the Code. In this regard, tell us how you considered a transaction adjustment for the repurchase of such shares under a no redemption scenario. Refer to the guidance under paragraphs 25 and BC12 of IAS 32 and Article 11-02(a)(6)(i)(A) of Regulation S-X.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that because RNER does not meet the definition of a business according to and for purposes of IFRS 3 Business Combinations, the Company’s acquisition of RNER will be considered a reorganization within the scope of and for purposes of IFRS 2 Share Based Payment. The put option provided by the Company to certain RNER stockholders pursuant to the terms of the Put and Call Option Agreement is therefore considered to be part of the consideration to be issued by the Company for RNER’s net assets and is within the scope of IFRS 2 and outside of the scope of IAS 32.

The Company analyzed the accounting treatment of the puttable shares under IFRS 2. Such analysis considered, among other things, whether the fact that the shares are puttable upon the occurrence of an event not under the Company’s or the RNER stockholders’ control, the redemption of RNER’s share by RNER stockholders, requires classification of all or part of the fair value of the puttable shares as a liability.

As stated in section 10.3 of International GAAP 2022 published by Ernst & Young, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the Company’s control does not give rise to a liability until it becomes probable that such event will occur.

According to the Ernst & Young report mentioned above, IFRS 2 notes a number of inconsistencies between IFRS 2 and IAS 32, and there is no requirement to follow IAS 32 in respect of contingent cash settlement arrangements; and it is therefore appropriate to have regard to the principles of IAS 37 in determining whether an uncertain future event gives rise to a liability. IAS 37 requires a liability to be recognized only when it is probable.

In a maximum redemption scenario, the Company considers the occurrence of a triggering event for the put option to be probable because such levels of redemptions could result in the Company and RNER being unable to report the transaction as a “reorganization” within the meaning of Section 368(a) of the Code. On the contrary, notwithstanding Loeb & Loeb LLP’s inability to render an opinion that the Business Combination will qualify as a “reorganization” under Section 368(a) of the Code, the Company does not consider the occurrence of a triggering event for the put option to be probable in a no redemption scenario and therefore is not required to recognize a liability under IAS 37. The Company therefore concluded that no transaction adjustment for the repurchase of shares held by certain RNER stockholders pursuant to the put option in a no redemption scenario is required.

October 18, 2022

16.	Please clarify whether adjustments (G) and (L) cover unpaid reimbursable expenses incurred by RNER’s sponsors and affiliates. We note that the subject amount was left blank on page xiv.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the adjustments (G) and (L) do not cover unpaid reimbursable expenses incurred by RNER’s sponsors and affiliates. Such unpaid reimbursable expenses incurred are reflected in RNER’s historical financial statements as “Deferred underwriting commission” and, therefore, did not require a pro forma adjustment. The Company has revised the wording in the Notes to Unaudited Pro Forma Condensed Combined Financial Information on page 188 to further clarify that the adjustments (G) and (L) do not cover unpaid reimbursable expenses incurred by RNER’s sponsors and affiliates. The Company further advises the Staff that the amount that was left blank on page xiv will be filled out once the record date is fixed.

4. Income (loss) per Share, page 178

17.	Please revise your calculation of the weighted average shares outstanding - basic and diluted to give effect to the put option exercise under the no redemption scenario. Refer to IAS 33.63 and Article 11-02(a)(6)(i)(B).

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the exercise of the put option is contingent on the occurrence of a Triggering Event as defined in the Put and Call Option Agreement.

While IAS 33.63 requires contracts that require the entity to repurchase its own shares to be reflected in the calculation of diluted earnings per share if the effect is dilutive, according to IAS 33.57, contingently issuable potential shares are included in the calculation of diluted earnings per share if the conditions are satisfied or would have been considered satisfied if the end of the period were the end of the contingency period, assuming their impact is dilutive.

By analogy to IAS 33.57, the unaudited pro forma condensed combined financial information assumes the exercise of put option by RNER stockholders only under the maximum redemption scenario, as the Company considers the occurrence of the Triggering Event to be probable in a maximum redemption scenario. On the contrary, the Company does not consider the occurrence of the Triggering Event to be probable in a no redemption scenario, and therefore the contingency will not be met. Accordingly, the Company concluded that the put option will not impact the loss per share calculations in a no redemption scenario.

October 18, 2022

Since the put and call options are treated under the provisions of IFRS 2, the Company has also analogized to IAS 33.48, which stipulates that performance-based employee share options are treated as contingently issuable shares because their issuance is contingent upon satisfying specified conditions in addition to the passage of time.

Lastly, since the unaudited pro forma condensed combined statement of operations presented a loss for the period, the impact of the put option exercise would be antidilutive. Therefore, the Company has not included the effect of the put option exercise in the calculation of diluted loss per share.

Description of HUB Security Ordinary Shares, page 226

18.	We note reference to lock-up provisions with the Sponsor Group, SPAC underwriters, and their respective affiliates throughout the registration statement. Please disclose the material terms of the lock-ups with these parties. Your discussion should include any exceptions to the lock-up and relevant termination dates.

Response:        The Company respectfully acknowledges the Staff’s comment and has included the disclosure relating to the lock-up provisions in the Sponsor Support Agreement on pages 4 and 242.

HUB Cyber Security (Israel) Ltd.

Notes to Consolidated Financial Statements

2: Impairment of financial assets , page F-22

19.	We note that you measure the loss allowance in an amount equal to the lifetime expected credit losses of short-term financial assets such as trade receivables based on a simplified approach. We also note on page F-33 that the allowance for doubtful accounts is attributable to trade receivables which are more than 120 days past due. In light of the recent HUB-ALD merger and the Comsec acquisition, which account for most of your trade receivables, please disclose your inputs, assumptions, and estimation techniques under the simplified approach. Further, disclose your basis for determining the historical loss rate of trade receivables and your consideration of different loss patterns for different customer groups. Refer to paragraphs 35(G) and (I) of IFRS 7.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-23 and F-173.

October 18, 2022

Note 8 - Other Accounts Receivable, page F-33

20.	Please disclose the nature of Other Accounts Receivable from government authorities.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-35.

Note 18: - Financial Instruments

d. Financial risks factors, page F-44

21.	On page 44, you cited your dependence on a few suppliers to which you have advanced funds presented as Other Accounts Receivable per Note 8. Please expand your disclosure to address your credit risk exposure from your commitments to extend credit to certain of those suppliers, including significant credit risk concentrations. Refer to paragraph 35(B)(c) of IFRS 7.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prepaid expenses and advances to suppliers do not represent a contractual right to receive cash or another financial asset, but rather services. Therefore, the prepaid expenses and advances to suppliers do not meet the definition of a financial asset as defined in IAS 32.11 and as such are not subject to the disclosure requirements of IFRS 7.

In addition, the Company further advises the Staff that it has no commitment to extend credit to its suppliers.

The Company has also revised the title of the relevant line item in Note 8 on page F-35 to clarify this point.

Note 22: - Commitments, Guarantees, Charges and Contingent Liabilities

c. Contingent liabilities:, page F-53

22.	Tell us your evaluation of further developments subsequent to May, 2021 following Rotam’s submittal of a response in connection with the legal action from Rotem Amfert Negev Ltd. (“Rotem”) and Migdal Insurance Company Ltd., Rotem’s insurer.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-55.

Note 28: Segments, page F-61

23.	With respect to your major customers, tell us how you considered whether a government (including government agencies and similar bodies whether local, national or international) and entities known to you to be under the control of that government may be deemed a single customer. Refer to paragraph 34 of IFRS 8.

Response:        The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company disclosed two significant customers, Customer A and Customer B, each of which accounted for more than 10% of the Company’s total consolidated revenues in the year ended December 31, 2021. These customers are considered government customers located in the same country. The Company also has additional government customers from the same country.

October 18, 2022

IFRS 8.34 states that “Judgment is required when determining whether a government (including government agencies and similar bodies, whether local, national or international) and entities that the reporting entity knows to be under the control of that government are considered to be a single customer. The extent of economic integration between the entities should be considered”.

The Company analyzed the relationship among the various government customers located in the same country and concluded that it did not need to combine Customer A, Customer B and the other government customers located in this country together, because each of these organizations operate independently and make their own purchasing decisions. Moreover, each of these customers has its own budget and the Company has separate contracts with each customer. The solutions that the Company sells to Customer A and Customer B are not unique compared to the solutions that the Company sells to its other government customers. In addition, the commercial terms of the Company’s contract with one customer are unlikely to impact the ongoing relationship with the other customers. Therefore, the Company believes that its government customers are not deemed a single customer.

Mount Rainier Acquisition Corp

Notes to Financial Statements

Note 5 - Commitments and Contingencies

Business Combination Agreement, page F-95

24.	Please make clear how the $7.61 HUB share value was determined and how it relates to a contemplated reverse stock split as disclosed elsewhere in the filing.

Response:        The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-109.

* * *

October 18, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4130 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael J. Rosenberg

Michael J. Rosenberg
of LATHAM & WATKINS LLP

cc:	Eyal Moshe, Hub Cyber Security (Israel) Ltd.

Hugo Goldman, Hub Cyber Security (Israel) Ltd.

Ryan Lynch, Latham & Watkins LLP